

Mail Stop 4561

September 27, 2007

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

> **Re:**   **Macatawa Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June**
> **30, 2007**
> **File No. 0-25927**

Dear Mr. Swets:

    We have reviewed the responses in your letter filed on September 6, 2007 and have the following additional comment.

10-K for the Period Ended December 31, 2006

Note 17 – Hedging Activities, F-32

1.   We have reviewed your response to comment two of our letter dated August 10, 2007. Please tell us the following concerning your effectiveness measurement methodology:

- how your effectiveness measurement methodology assesses whether the hedge is expected to be highly effective;
- whether your assessment is based upon regression or other statistical analysis of past changes in fair values or cash flows as well as on other relevant information, and if regression, what statistics you test to determine whether hedge effectiveness passes or not; and
- how your effectiveness measurement methodology is consistent with SFAS 133 DIG E7.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3490 if you any questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant